UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-60203
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Abercrombie & Fitch Co.
Savings and Retirement Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, Ohio 43054
Index to Exhibit on page 16

REQUIRED INFORMATION
The following financial statements and supplemental schedule for the Abercrombie & Fitch Co. Savings and Retirement Plan are being filed herewith:

Description	Page No.

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule of Assets Held at End of Year as of December 31, 2008	14

The following exhibit is being filed herewith:

Exhibit No. 23.01

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Abercrombie & Fitch Co. and the
Benefit Plans Committee of the Abercrombie & Fitch Co.
Savings and Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ary Roepcke Mulchaey, P.C.
Columbus, Ohio
June 24, 2009

Abercrombie & Fitch Co. Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
ASSETS:
Investments, at fair value	$70,486,310	$80,343,601
Cash	15,502	55,581
Receivable for contributions:
Employer	11,714,388	8,764,510
Participants	359,598	244,356

Total receivable for contributions	12,073,986	9,008,866

Accrued earnings	26	230

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	82,575,824	89,408,278

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	733,992	145,054

NET ASSETS AVAILABLE FOR BENEFITS	$83,309,816	$89,553,332

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	2008	2007
ADDITIONS:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(31,610,715)	$948,618
Mutual funds’ earnings	2,693,160	4,907,156
Common collective trust’s earnings	501,476	565,919
Interest	96,018	73,437
Dividends	11,778	12,610

Total investment (loss) income	(28,308,283)	6,507,740
Contributions:
Employer	16,786,277	12,772,699
Participants	10,401,433	7,867,101
Rollovers	576,581	697,067

Total contributions	27,764,291	21,336,867

Total additions	(543,992)	27,844,607
DEDUCTIONS:
Distributions to participants	5,643,793	6,691,167
Administrative expenses	55,731	53,296

Total deductions	5,699,524	6,744,463

Net (decrease) increase	(6,243,516)	21,100,144
Net assets available for benefits:
Beginning of year	89,553,332	68,453,188

End of year	$83,309,816	$89,553,332

The accompanying notes are an integral part of these financial statements.

Abercrombie & Fitch Co. Savings and Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2008 and 2007
(1) Description of the plan
General
The Abercrombie & Fitch Co. Savings and Retirement Plan (the “Plan”), originally effective July 1, 1998, and amended and restated in its entirety effective October 1, 2007, is a defined contribution plan covering certain employees of Abercrombie & Fitch Co. (the “Employer”). Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service.
As of October 1, 2007, the Plan was changed to allow terminated participants with account balances from $1,000 to $5,000 to be rolled into a Fidelity IRA account.
Effective March 1, 2005, the Abercrombie & Fitch Company Stock Fund was frozen as an investment option under the Plan, including exchanges in, contributions, and loan repayments. Subsequent to the start of the freeze period, any participant contributions that were elected to go to the Abercrombie & Fitch Company Stock Fund were invested in the Fidelity Managed Income Portfolio.
The following description of the Plan provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Employer’s Contribution:
The Employer may provide a discretionary, non-elective employer contribution on behalf of eligible active participants, who completed 1,000 hours of service during the Plan year and who were employed on the last day of the Plan year, in an amount equal to 5% of annual compensation up to the Social Security wage base and 8% of annual compensation thereafter.
The annual amount of compensation of each participant that is eligible for consideration under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan years ended December 31, 2008 and 2007 was $230,000 and $225,000, respectively.
The Employer provides a matching contribution of 100% of the first 3% and 50% of the next 2% of the participant’s voluntary contributions.

Participant’s voluntary contributions:
A participant may elect to make a voluntary tax-deferred contribution of 1% to 50% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($15,500 for 2008). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Internal Revenue Code.
If a participant will be age 50 or older as of the end of a calendar year, they may elect to make “catch-up contributions” in that year. Catch-up contributions are deferral contributions in excess of the limits discussed above and any other limit prescribed by law. For 2008 and 2007, catch-up contributions could not exceed $5,000.
Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans. These contributions are not entitled to any employer matching contributions.
Investment Options
Participants direct the investment of both their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers twenty-three mutual funds and a common collective trust as investment options.
Effective October 1, 2007, the Fidelity Freedom 2045 Fund and Fidelity Freedom 2050 were added as investment options.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s contributions or account balances, as appropriate. A participant is entitled to the benefit that can be provided from the participant’s vested account.
Vesting
Participants are fully and immediately vested for voluntary contributions, the employer matching contributions (for contributions made after April 13, 2003) and rollover contributions. A summary of vesting percentages in the Employer’s matching contributions (for contributions made prior to April 13, 2003) and the Employer’s discretionary non-elective contributions are as follows:

Years of Vested Service	Percentage
Less than one year	0%
One year, but less than two years	20%
Two years, but less than three years	40%
Three years, but less than four years	60%
Four years, but less than five years	80%
Five years or more	100%
Payment of Benefits
The full value of a participant’s account becomes payable upon retirement, disability or death. Upon termination of employment for any other reason, a participant’s account, to the extent vested, becomes payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 65. Those participants with vested account balances between $1,000 and $5,000 who have not elected to either have such distribution paid to them or to an eligible retirement plan shall be rolled over to an individual retirement account with a properly accredited and regulated financial institution. Prior to October 1, 2007, a $1,000 minimum account balance was required for terminated participants to retain their accounts in the Plan. All benefits will be paid as a lump-sum distribution. Those participants holding shares of the Employer’s common stock will have the option of receiving such amounts in whole shares of the Employer’s common stock and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

A participant who is fully vested in his or her account and who has participated in the Plan for at least five years may obtain an in-service withdrawal from certain accounts based on the percentage amounts designated by the Plan. A participant may also request a hardship distribution from certain accounts due to an immediate and heavy financial need based on the terms of the Plan.
Participant Loans
Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account, with a minimum loan amount of $1,000. All loans become due and payable in full upon a participant’s termination of employment with the employer. The borrowing constitutes a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the customary rate for similar loans within the geographic area in which the Plan is administered.
Amounts allocated to participants withdrawn from the plan
The vested portion of net assets available for benefits allocated to participants withdrawn from the Plan was $139,112 and $576,595 as of December 31, 2008 and 2007, respectively.
Forfeitures
Forfeitures are used to reduce the Employer’s contributions. Forfeitures of $702,157 and $1,238,327 were used to reduce contributions for the years ended December 31, 2008 and 2007, respectively.
Expenses
Administrative expenses may be paid by the Plan unless the Employer elects to pay such expenses. Substantially all administrative expenses of the Plan for 2008 and 2007 were paid by the Employer except for loan administration fees, which are allocated to the borrowing participant’s account, distribution processing fees, as well as certain other investment fees.
Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.
(2) Summary of accounting policies
Basis of presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.
Estimates
The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Risks
The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risk. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment valuation and income recognition
The Plan follows Financial Accounting Standards Board Staff Position (“FSP”) No. AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” This FSP requires the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. Refer to Note 3 for additional information regarding the Plan’s adoption of this Statement.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net (depreciation) appreciation in fair value of investments
Net realized and unrealized (depreciation) appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments.
Benefit payments
Benefits are recorded when paid.
(3) Fair Value Measurements
Effective January 1, 2008, the Company adopted SFAS No. 157, for financial assets and liabilities and any other assets or liabilities measured at fair value on a recurring basis. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about instruments measured at fair value. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a three-level hierarchy for fair value measurements, which prioritizes valuation inputs as follows:
•	Level 1 — inputs are unadjusted quoted prices for identical assets or liabilities that are available in active markets.

•	Level 2 — inputs are other than quoted market prices included within Level 1 that are observable for assets or liabilities, directly or indirectly.

•	Level 3 — inputs to the valuation methodology are unobservable.
The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. The three levels of the hierarchy and the distribution of the Plan’s financial assets within it are as follows:

	Assets Measured at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Abercrombie & Fitch Co., Class A Common Stock	$403,373	$—	$—	$403,373
Mutual Funds	55,098,238	—	—	55,098,238
Common Collective Trust	—	13,607,060	—	13,607,060
Participant Loans	—	—	1,377,639	1,377,639

Investments, at fair value	$55,501,611	$13,607,060	$1,377,639	$70,486,310

Mutual funds are classified as a level 1 asset and are stated at fair value as determined by quoted market price, which represents the net asset value of shares held by the Plan at year end. Common stocks are valued as determined by quoted market price and classified as a level 1 asset. The common collective trust’s fair value has been determined by the trustee sponsoring the common collective trust by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates and is classified as a level 2 asset.
The common collective trust invests in assets, typically fixed income securities or bond funds and may include derivative instruments such as futures and swap agreements. The common collective trust also enters into wrap contracts issued by third parties and invests in cash equivalents represented in shares in a money market fund. The fair value of the net assets within the trust are determined by 1) the quoted market price, when available; 2) investments in wrap contracts are valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities; and 3) underlying debt securities are valued at the most recent bid prices in the market which the security is normally traded when quotations are readily available. When quotes are not available, the trustee values the assets through a use of valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available, or if the security has been materially affected by events occurring after the close of the market, that security may be valued by another method the Trustee believes accurately reflects fair value.
Participant loans are classified as a level 3 asset and are valued based on remaining unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, January 1, 2008	$999,883
Purchases, sales, issuances, and settlements (net)	377,756

Balance, December 31, 2008	$1,377,639

(4) Investments
The following table presents balances as of December 31, 2008 and 2007 for the Plan’s investment options. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2008	2007
Investments at fair value as determined by:
Quoted market price:
Common stock:
Abercrombie & Fitch Co., Class A	$403,373	$1,327,230
Mutual funds:
PIMCO Total Return Fund	6,443,370	3,345,332	*
Fidelity Diversified International Fund	5,328,216	8,067,206
Fidelity Contrafund	5,140,659	6,582,837
Other	38,185,993	46,673,595

Total mutual funds	55,098,238	64,668,970

Total quoted market price	55,501,611	65,996,200
Estimated fair value:
Participant loans	1,377,639	999,883
Common collective trust fund:
Fidelity Managed Income Portfolio	13,607,060	13,347,518

Total estimated fair value	14,984,699	14,347,401

Total investments at fair value	$70,486,310	$80,343,601

*	Shown for comparative purposes only.
Net (depreciation) appreciation in the fair value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2008 and 2007 is set forth below:

	2008	2007
Investments at fair value as determined by:
Quoted market price:
Common stock	$(947,277)	$206,136
Mutual funds	(30,663,438)	742,482

	$(31,610,715)	$948,618

(5) Tax status
The Internal Revenue Service has determined and informed the Employer by a letter dated December 6, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
(6) Plan administration
A Committee, the members of which are appointed by the Board of Directors of the Employer, administers the Plan.

(7) Plan termination
Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue their contributions at any time. The Employer has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.
(8) Restrictions
The declaration of trust for the Fidelity Managed Income Portfolio (the “Fund”) contains the following restrictions:
a.
Upon notification from the Employer of its intention to totally or partially withdraw from the Fund a waiting period of one year is required prior to liquidation provided, however, that the trustee of the Fund at its own discretion completes the withdrawal prior to the one year period.

b.
Upon a participant’s request for an exchange to a competing fund (money market funds or certain other types of fixed income funds) transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

c.	The trustee of the Fund may defer completing any withdrawal under a or b above where doing so immediately might adversely affect the Fund’s portfolio.
As of December 31, 2008, the Employer has not requested a total or partial withdrawal.
(9) Parties-in-interest
Fidelity Management Trust Company, trustee of the Plan and its subsidiaries and affiliates, maintain and manage certain investments of the Plan for which the Plan was charged.
The Employer provides certain administrative services to the Plan at no charge. The cost of providing these services and the payment of these costs by the Employer, which is a party-in-interest, constitute exempt party-in-interest transactions under ERISA.
Holdings of $403,373 and $1,327,230 of Abercrombie & Fitch Co. common shares were held by the Plan at December 31, 2008 and 2007, respectively.
(10) Reconciliation of financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$83,309,816	$89,553,332
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(733,992)	(145,054)
Amounts allocated to withdrawing participants	(139,112)	(576,595)

Net assets available for benefits per Form 5500	$82,436,712	$88,831,683

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to Form 5500:

Net decrease in assets per the financial statements	$(6,243,516)
Net investment income difference between fair value and contract value:
At December 31, 2008	(733,992)
At December 31, 2007	145,054
Amounts allocated to withdrawing participants:
At December 31, 2008	(139,112)
At December 31, 2007	576,595

Net loss per Form 5500	$(6,394,971)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$5,643,793
Deemed distributions of participant loans	(20,579)
Amounts allocated to withdrawing participants:
At December 31, 2008	139,112
At December 31, 2007	(576,595)

Benefits paid to participants per Form 5500	$5,185,731

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefits claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Abercrombie & Fitch Co. Savings and Retirement Plan
EIN #31-1469076 Plan #001
Schedule H — Line 4i
Schedule of Assets Held at End of Year December 31, 2008

		(c)
		Description of
		investment including
		maturity date, rate
	(b)	of interest,
	Identity of issuer,	collateral,		(e)
	borrower, lessor, or	par or maturity	(d)	Current
(a)	similar party	value	Cost **	Value
*	Abercrombie & Fitch Co., Class A	Common stock — 17,487 shares		$403,373
	PIMCO Total Return Fund	Mutual fund — 635,441 shares		6,443,370
*	Fidelity Diversified International Fund	Mutual fund — 247,709 shares		5,328,216
*	Fidelity Contrafund	Mutual fund — 113,581 shares		5,140,659
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund — 130,472 shares		4,162,058
*	Fidelity Freedom 2040 Fund	Mutual fund — 689,549 shares		3,854,580
*	Fidelity Blue Chip Growth Fund	Mutual fund — 136,098 shares		3,580,747
*	Fidelity Balanced Fund	Mutual fund — 270,387 shares		3,547,478
*	Fidelity Freedom 2020 Fund	Mutual fund — 343,596 shares		3,453,141
	Artisan Mid Cap Fund	Mutual fund — 191,635 shares		3,259,710
	Allianz NFJ Small Cap Value Fund	Mutual fund — 131,073 shares		2,496,939
*	Fidelity Value Fund	Mutual fund — 57,521 shares		2,292,804
*	Fidelity Freedom 2045 Fund	Mutual fund — 291,385 shares		1,917,310
*	Fidelity Equity Income Fund	Mutual fund — 54,569 shares		1,684,549
*	Fidelity Small Cap Independence Fund	Mutual fund — 129,178 shares		1,360,248
*	Fidelity Freedom 2030 Fund	Mutual fund — 135,615 shares		1,323,603
*	Fidelity Freedom 2035 Fund	Mutual fund — 161,423 shares		1,296,228
*	Fidelity Freedom 2050 Fund	Mutual fund — 168,504 shares		1,088,536
*	Fidelity Freedom Income Fund	Mutual fund — 86,991 shares		831,637
*	Fidelity Freedom 2010 Fund	Mutual fund — 65,851 shares		682,217
*	Fidelity Freedom 2025 Fund	Mutual fund — 76,804 shares		632,094
*	Fidelity Freedom 2015 Fund	Mutual fund — 44,494 shares		380,867
*	Fidelity Freedom 2000 Fund	Mutual fund — 32,445 shares		326,070
*	Fidelity Freedom 2005 Fund	Mutual fund — 1,809 shares		15,177
*	Fidelity Managed Income Portfolio	Common collective trust — 14,341,052 units	—	13,607,060

	Participant Loans	Interest 5.50% — 9.25%		1,377,639

*	Represents a party-in-interest.

**	Cost information omitted — investment is part of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.
The accompanying notes are an integral part of this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABERCROMBIE & FITCH CO. SAVINGS AND RETIREMENT PLAN
Date: June 24, 2009	By:	/s/ Kevin Flatley
Kevin Flatley
Vice President Compensation and Benefits Abercrombie & Fitch Co.

ABERCROMBIE & FITCH CO.
SAVINGS AND RETIREMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2008
INDEX TO EXHIBIT

Exhibit No.	Description
23.01	Consent of Independent Registered Public Accounting Firm